Exhibit 99.1

Triterras Announces Strategic Partnership with Western Union Business Solutions

Singapore, March 9, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company for trade and trade finance, , today announced its partnership with Western Union Business Solutions to provide cross-border payments services between traders and lenders on its Kratos platform.

Under this partnership, Western Union Business Solutions’ will offer Kratos users access to fast and reliable technology for the movement of global funds, and expertise in currency risk management. As a leading provider of global payments technology Western Union Business Solutions is a strong complement to Triterras and its blockchain-enabled Kratos platform.

“This strategic partnership provides us with an opportunity to reduce our client’s transaction cycle times which will further reduce the borrowing costs of our traders on the Kratos platform,” said Srinivas Koneru, founder, executive chairman and CEO of Triterras. “This partnership is consistent with our overall strategy to continually enhance the value proposition of our Kratos platform to its community of users. The ease of cross-border payments will help make Kratos an even more transformative digital marketplace for trade and trade finance.”

Western Union Business Solutions’ innovative online technology and vast financial network help more than 60,000 individuals and businesses manage cross-border payments and currency risk.

“We are excited to work with Triterras as a referral partner and provide our leading WU®EDGE platform to its customers. With global settlement capabilities, a commitment to compliance, and expertise in managing currency risk we can help Triterras make cross border payments easy and efficient for its users. This is a significant partnership within our overall strategy to help organisations around the world streamline global payments for their customers.” said Michelle Mak, Head of Sales Asia for Western Union Business Solutions.

Triterras operates Kratos, one of the world’s largest commodity trading and trade finance digital marketplaces that connects and enables commodity traders to trade and source capital from lenders directly online. Kratos is the only non-petroleum commodity trade and trade finance blockchain-enabled platform of scale, serving the sub-$10-million-dollar segment.

Kratos provides transformational benefits for physical commodity traders and borrowers, solving many key problems by reducing paperwork, mitigating document errors and fraud, and increasing speed, while also providing lower transaction costs, faster cycle times, fraud mitigation, improved counterparty discovery, and higher quality analytics and reporting.

For lenders, Kratos cuts administration costs, mitigates risk and the risk of fraud, and provides a marketplace of borrowers who have been subject to bank-grade anti-money laundering and “know-your-customer” checks.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

About Western Union

The Western Union Company (NYSE: WU) is a global leader in cross-border, cross-currency money movement and payments. Western Union’s platform provides seamless cross-border flows and its leading global financial network bridges more than 200 countries and territories and over 130 currencies. We connect businesses, financial institutions, governments, and consumers through one of the world’s widest reaching networks, accessing billions of bank accounts, millions of digital wallets and cards, and over half a million retail locations. Western Union connects the world to bring boundless possibilities within reach. For more information, visit www.westernunion.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:
Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com